Textron Inc.	Tel: (401) 421-2800
40 Westminster St.	www.textron.com
Providence, RI 02903

November 9, 2011

Mr. Lyn Shenk

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:                             Textron Inc.

Form 10-K for Fiscal Year Ended January 1, 2011

Filed March 1, 2011

Form 10-Q for Fiscal Quarter Ended July 2, 2011

Filed July 29, 2011

File No. 001-05480

Dear Mr. Shenk:

We appreciate the staff’s time in discussing our filings with us.  Based on our November 3, 2011 conversation, we would like to confirm the following disclosures we have agreed to make in future filings in response to the Staff’s comment letter dated September 21, 2011.

In future quarterly and annual filings, we will disclose the total consolidated gross positive and negative program profit adjustments in the notes to the financial statements for the quarter and year-to-date periods, along with the corresponding after-tax and EPS amounts.  In addition, we will disclose in the “Critical Accounting Estimates” section of Management’s Discussion and Analysis, the consolidated gross positive and negative program profit adjustments for the quarter and year-to-date periods in our quarterly and annual filings.  Further, we will continue to disclose all individually material program profit adjustments in our Segment Analysis section of the Management’s Discussion and Analysis.

In connection with our above response, we acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding our response, please contact me at (401) 457-2599.

Sincerely,

/s/Richard L. Yates

Richard L. Yates
Senior Vice President and Corporate Controller

cc:                                 Scott Donnelly, President and Chief Executive Officer

Frank Connor, Chief Financial Officer

Terrence O’Donnell, Executive Vice President and General Counsel

Gerald Cohen, Ernst & Young LLP